

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via E-mail
Tim Taft
President and Chief Executive Officer
Fiesta Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

> **Re:** **Fiesta Restaurant Group, Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed March 14, 2012**
> **File No. 001-35373**

Dear Mr. Taft:

     We have reviewed your response to our letter dated February 9, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Industry Overview, page 3

1. We note your response to our prior comment 2. We further note that you make reference to a compound annual growth rate from 2000 to 2010. Please disclose the restaurant rates of growth for "each of the years" from 2000 through 2010 or provide a cross-reference to such information in the registration statement. Alternatively, remove references to compound annual growth rate. Revise the discussion on page 84 in this manner as well.

Annual Incentive Bonus Payments, page 107

2. We note that Carrols Restaurant Group awarded annual incentive bonus payments to the executive officers. For example, you state that Mr. Vituli's cash bonus for 2011 was conditioned upon Mr. Vituli achieving a minimum level of EBITDA. Please revise to disclose in your Compensation Discussion & Analysis the EBITDA targets that must be achieved in order for your executive officers to earn their annual incentive compensation or advise.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Wayne Wald, Esq.
        Akerman Senterfitt LLP